SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2012
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(
Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F       Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2012, incorporated by reference herein:
Exhibit
99.1 Release dated October 25, 2012, entitled “REPORT FOR THE QUARTER ENDED 30
SEPTEMBER 2012”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 25, 2012
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

RESULTS FOR THE QUARTER ENDED
30 SEPTEMBER 2012 (Q1 FY2013)
STOCK
Issued capital
385 383 767 ordinary no par value shares
6 205 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and
committed: 404 486 078
Gold production up 11% to 35 815 oz
Gold revenue up 34% to R526.8 million
Operating proﬁt up 51% to R173.7 million
STOCK TRADED
JSE
NYSE*
Average volume for the quarter per day (’000)
% of issued stock traded (annualised)
Price
· high
· low
· close
381
26
R5.49
R4.49
R5.40
372
25
$0.671
$0.535
$0.635
* This data represents per share data and not ADS data – one ADS reﬂects 10 ordinary shares
KEY FEATURES
FROM CONTINUING
OPERATIONS
REVIEW OF OPERATIONS
Quarter
Quarter
% change
Quarter
% change
Group
Sep 2012
Jun 2012
Sep 2011
Q1 2013
vs Q1 2012
Gold production
Continuing operations
oz
35 815
32 216 11 34 562 4
kg
1 114
1 002 11 1 075 4
Discontinued operations oz
–
12 023 – 29 000 –
kg
–
374                       –
902                      –
Group oz
35 815
44 239 (19) 63 562 (44)
kg
1 114
1 376 (19) 1 977 (44)
Gold production sold
Continuing operations
oz
37 905
29 966 26 36 523 4
kg
1 179
932                    26
1
136                      4
Discontinued operations oz
–
10 737 – 29 000 –
kg
–
334                      –
902                      –
Group oz
37 905
40 703 (7) 65 523 (42)
kg
1 179
1 266 (7) 2 038 (42)
Cash operating costs
Continuing operations
US$ per oz
1 151
1 161 (1) 1 141 1
ZAR per kg
305 265
302 221 1 260 189 17
Discontinued operations US$ per oz
–
1 590 – 1 502 –
ZAR per kg
–
432 307
–
342 642
–
Group
US$ per oz
1 151
1 278
(10)
1 305
(12)
ZAR per kg
305 265
337 579
(10)
297 808
3
Gold price received
US$ per oz
1 685
1 575
7
1 734
(3)
ZAR per kg
446 783
421 834
6
395 568
13
Capital expenditure
US$ million
9.7
11.7                  (17)
9.9                   (2)
ZAR million
79.6
94.6                  (16)
77.9                       2

DRDGOLD LIMITED
Shareholder Report 2012

Dear shareholder
Our Group results for the ﬁrst quarter of the 2013 ﬁnanciaI year are the ﬁrst to reﬂect the performance of DRDGOLD as a gold surface retreatment-focused company. Control of Blyvooruitzicht Gold Mining Company Limited (Blyvoor) passed fully to Village Main Reef Limited (Village) during the previous quarter, and therefore these results are not directly comparable with those of the previous quarter.
It is all the more pleasing, therefore, to report that we have made a strong start to the new ﬁnancial year, recording continued improvement by our consolidated surface retreatment operation, Ergo, in a number of key areas in the quarter under review.
By way of brief introduction to more detailed commentary below on Ergo’s operating and ﬁnancial performance, gold production rose by 11% on the previous quarter, reﬂecting improvement in both throughput and yield. The volume increase
ﬂowed from continued, satisfactory progress in bringing together the various components contained within Ergo’s very large geographical footprint.
The increase in gold production, together with a higher average rand gold price received, resulted in a 34% increase in gold revenue to R526.8 million. Although cash operating costs rose by 12% to R340.1 million due mainly to the higher cost of power and the annual wage increase for employees coming into effect, we delivered a 51% improvement in operating proﬁt to R173.7 million. Headline earnings per share decreased by 2 South African (SA) cents to 20 SA cents, the previous quarter’s earnings having been boosted by a substantial non-cash, deferred tax credit.
A feature of Ergo’s aforementioned consolidation has been the introduction by management of a number of health, safety and environmental initiatives to familiarise members of the integrated workforce with the requirements of their enlarged working environment. We expect the proactive work being done in the area of safety to address some deterioration in key parameters we have noted during the quarter under review.
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difﬁculties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled “Risk Factors” included in our annual report for the ﬁscal year ended 30 June 2011, which we ﬁled with the United States Securities and
Exchange Commission on 28 October 2011 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reﬂect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD’s auditors.

Detailed operational review
CONTINUING OPERATIONS (ERGO)
Q1 2013 V Q4 2012
Gold production rose by 11% to 35 815oz, a consequence both of a 1% increase in throughput to 5 598 000t and of an 11% increase in yield to 0.20g/t. While the former reﬂects continuing stabilisation in the operating performance of the Crown-Ergo pipeline and completion of the closure of the Crown plant, the latter is a consequence of a signiﬁcant improvement in the yield of material recovered from the Cason Dump.
Cash operating costs were well contained to a 1% increase at R305 265/kg, notwithstanding two months’ payment of power utility
Eskom’s winter tariff – a 60% premium to the normal rate – and implementation of wage increases.
Operating proﬁt increased by 51% to R173.7 million due both to the rise in gold production and a 6% increase in the average rand gold price received to R446 783/kg.
Capital expenditure, 6% higher at R81.4 million, was directed mainly towards the ﬂotation/ﬁne-grind project, which is progressing on schedule and on budget.
Q1 2013 V Q1 2012
Gold production was up 4% from 34 562oz as a result of a 7% increase in throughput from 5 231 000t, which was partially offset by a
5% decline in yield from 0.21g/t. Higher throughput reﬂects the positive impact of the Crown-Ergo pipeline coming on stream.
Cash operating costs rose 17% from R260 189/kg, due mainly to electricity price and wage increases as well as higher throughput.
Operating proﬁt increased by 11% from R156.5 million, a consequence both of higher production and a 13% increase in the average rand gold price received from R395 568/kg.
EXPLORATION
Exploration activity in Zimbabwe during the quarter remained focused on the John Bull, Leny and Ascot targets at Norton on Zimbabwe’s
Greenstone Belt, the KT target at Gweru and the Guinea Fowl River alluvial target.
Commissioning of the alluvial gold recovery plant at Guinea Fowl River has started, and we should be able to form a high-level view of the potential of this asset by March 2013.
Over the next few months, we will evaluate the economic viability of a number of surface tailings dumps as a stand-alone circuit.
LOOKING AHEAD
Our two principal priorities for the foreseeable future remain to bring steady state to our consolidated Ergo circuit, and delivering on the timeline of the ﬁne-grind project. Our uranium feasibility study is continuing, and we await the outcome of testwork being done on our behalf by Mintek.
Alongside all of this, there is also the continued subject matter of our sustainable development focus areas as reported earlier, speciﬁcally that of water consumption and human and social development. Both of these will remain at the forefront of our strategic planning and implementation. We invite all to access and read our sustainable development report which we posted on our website.
Niël Pretorius – Chief executive ofﬁcer
25 October 2012

DRDGOLD LIMITED
Shareholder Report 2012

The condensed consolidated ﬁnancial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), and South African Statements and Interpretations of Statements of Generally
Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual ﬁnancial statements for the year ended 30 June 2012.
CONDENSED
Quarter
Quarter
Quarter
Statement of comprehensive income
Sep 2012
Rm
Unaudited
Jun 2012
Rm
Unaudited
Sep 2011
Rm
Unaudited
Gold and silver revenue
526.8
393.5                      449.6
Net operating costs
(353.1)
(278.7) (293.1)
Cash operating costs
(340.1)
(302.8) (279.7)
Movement in gold in process
(13.0)
24.1                      (13.4)
Operating proﬁt
173.7
114.8                       156.5
Depreciation
(34.2)
(29.7) (27.2)
Movement in provision for environmental rehabilitation
(10.0)
(36.6) (7.1)
Retrenchment costs
–
– –
Net operating proﬁt
129.5
48.5                      122.2
Impairments
–
(1.1) –
Environmental rehabilitation costs
(17.2)
(10.0) (14.5)
Corporate, administration and other expenses
(34.0)
(45.0) (25.6)
Share-based payments
(0.3)
(0.6) (0.4)
Net loss on ﬁnancial liabilities measured at amortised cost
–
– (0.3)
Proﬁt/(loss) on disposal of assets
2.5
(9.6) –
Finance income
33.6
7.8                          5.4
Finance expenses
(4.0)
0.1                      (4.5)
Proﬁt/(loss) before taxation
110.1
(9.9) 82.3
Income tax
9.9
8.6                       (5.8)
Deferred tax
(26.7)
77.7                     (34.6)
Net proﬁt for the period
93.3
76.4                        41.9
Discontinued operations
(Loss)/proﬁt for the period from discontinued operations
–
(1.5) 41.2
Loss on sale of subsidiary
–
(10.5) –
Net proﬁt for the period
93.3
64.4                        83.1
Attributable to:
Equity owners of the parent
78.6
58.1                        75.4
Non-controlling interest
14.7
6.3                         7.7
93.3
64.4                        83.1
Other comprehensive income
Foreign exchange translation and other
4.9
(2.2) (2.6)
Net gain/(loss) on disposal of an available-for-sale ﬁnancial asset
0.3
(6.7) –
Mark-to-market of available-for-sale investments
(36.3)
19.2                             –
Total comprehensive income for the period
62.2
74.7                       80.5
Attributable to:
Equity owners of the parent
47.5
69.4                       72.8
Non-controlling interest
14.7
5.3                         7.7
62.2
74.7                       80.5

CONDENSED
As at
As at
As at
Statement of ﬁnancial position
30 Sep 2012
Rm
Unaudited
30 Jun 2012
Rm
Audited
30 Sep 2011
Rm
Unaudited
Assets
Non-current assets
1 999.0
2 021.6
1 817.4
Property, plant and equipment
1 692.8
1 641.6
1 599.0
Non-current investments and other assets
125.7
176.1                       25.1
Environmental rehabilitation trust funds and investments
174.1
165.6                     136.0
Deferred tax asset
6.4
38.3                       57.3
Current assets
712.8
470.6                     599.8
Inventories
91.8
105.8                     115.1
Trade and other receivables
211.1
66.3                     190.8
Cash and cash equivalents
409.9
298.5                     293.9
Total assets
2 711.8
2 492.2
2 417.2
Equity and liabilities
Equity
1 657.6
1 633.9
1 271.2
Equity of the owners of the parent
1 416.2
1 497.2
1 291.6
Non-controlling interest
241.4
136.7                     (20.4)
Non-current liabilities
753.6
597.3                     689.5
Loans and borrowings
166.0
–
40.0
Post-retirement and other employee beneﬁts
6.1
6.0                         6.4
Provision for environmental rehabilitation
513.8
504.3                     497.8
Deferred tax liability
67.7
87.0                     145.3
Current liabilities
300.6
261.0                     456.5
Trade and other payables
269.8
230.3                     375.8
Loans and borrowings
30.8
30.7                       80.7
Total equity and liabilities
2 711.8
2 492.2
2 417.2
CONDENSED
Quarter
Quarter
Quarter
Statement of comprehensive income
Sep 2012
Rm
Unaudited
Jun 2012
Rm
Unaudited
Sep 2011
Rm
Unaudited
Reconciliation of headline earnings
Net proﬁt
78.6
58.1                        75.4
Adjusted for:
– Impairments
–
1.1                             –
– (Proﬁt)/loss on disposal of assets
(2.5)
9.6                            –
– Taxation thereon
0.5
1.7                             –
– Loss on sale of subsidiary
–
10.5                             –
– Net gain on disposal of an available-for-sale ﬁnancial asset reclassiﬁed from equity
–
(6.7) –
– Non-controlling interest in headline earnings adjustment
0.6
4.9                            –
Headline earnings
77.2
79.2                        75.4
Headline earnings per share – cents
– From continuing operations
20
22                          12
– From total operations
20
21                          20
Basic earnings per share – cents
– From continuing operations
21
18                          12
– From total operations
21
15                          20
Diluted headline earnings per share – cents
20
21                         20
Diluted basic earnings per share – cents
21
15                          20
Calculated on the weighted average ordinary shares issued of :
379 178 208
382 373 999 384 884 379

DRDGOLD LIMITED
Shareholder Report 2012

CONDENSED
Quarter
Quarter
Quarter
Statement of cash ﬂows
Sep 2012
Rm
Unaudited
Jun 2012
Rm
Unaudited
Sep 2011
Rm
Unaudited
Net cash inﬂow from operations
32.0
116.2
117.9
Net cash outﬂow from investing activities
(85.3)
(171.5)
(83.1)
Net cash in/(out)ﬂow from ﬁnancing activities
164.7
(26.0)
–
– Loans and other
164.7
(4.1)
–
– Treasury shares acquired
–
(21.9)
–
Increase/(decrease) in cash and cash equivalents
111.4
(81.3)
34.8
Opening cash and cash equivalents
298.5
379.8
259.1
Closing cash and cash equivalents
409.9
298.5
293.9
Reconciliation of net cash inﬂow from operations
Proﬁt/(loss) before taxation
110.1
(9.9)
82.3
(Loss)/proﬁt before taxation from discontinued operations
–
(1.5)
41.2
110.1
(11.4)
123.5
Adjusted for:
Movement in gold in process
13.0
(35.1)
14.9
Depreciation and impairment
34.2
29.1
27.8
Movement in provision for environmental rehabilitation
10.0
36.5
7.3
Share-based payments
0.3
1.4
0.4
Loss on ﬁnancial liabilities measured at amortised costs
–
–
0.3
(Proﬁt)/loss on disposal of assets
(2.5)
9.6
–
Finance expense and unwinding of provisions
1.1
(0.6)
2.7
Growth in Environmental Trust Funds
(1.5)
(2.8)
(1.7)
Other non-cash items
(1.9)
(5.7)
(1.7)
Taxation refund/(paid)
7.0
(7.1)
–
Working capital changes
(137.8)
102.3
(55.6)
Net cash inﬂow from operations
32.0
116.2
117.9
CONDENSED
Quarter
Quarter
Quarter
Statement of changes in equity
Sep 2012
Rm
Unaudited
Jun 2012
Rm
Unaudited
Sep 2011
Rm
Unaudited
Balance at the beginning of the period
1 633.9
1 482.7
1 219.2
Share capital issued
(0.3)
(0.5)
–
– for costs
(0.3)
(0.5)
–
Increase in share-based payment reserve
0.3
1.4
0.4
Net proﬁt attributable to equity owners of the parent
78.6
58.1
75.4
Net proﬁt attributable to non-controlling interest
14.7
6.3
7.7
Disposal of subsidiary attributable to non-controlling interest
–
97.5                             –
Dividends declared
(38.5)
–
(28.9)
Treasury shares acquired
–
(21.9)
–
Fair value adjustment on available-for-sale investments
(36.3)
–
–
Other comprehensive income
5.2
10.3
(2.6)
Balance as at the end of the period
1 657.6
1 633.9
1 271.2

CONTINUING OPERATIONS KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Metric
Imperial
Ore milled (t000)
Sep 2012 Qtr
5 598
6 170
Jun 2012 Qtr 5 525 6 090
Yield (g/t) (oz/t)
Sep 2012 Qtr
0.20
0.006
Jun 2012 Qtr 0.18 0.005
Gold produced (kg)/(oz)
Sep 2012 Qtr
1 114
35 815
Jun 2012 Qtr 1 002 32 216
Cash operating costs (ZAR/kg) (US$/oz)
Sep 2012 Qtr
305 265
1 151
Jun 2012 Qtr 302 221 1 161
Cash operating costs (ZAR/t) (US$/t)
Sep 2012 Qtr
61
7
Jun 2012 Qtr 55 6
Gold and silver revenue (ZAR million) (US$ million)
Sep 2012 Qtr
526.8
63.9
Jun 2012 Qtr 393.5 48.1
Operating proﬁt/(loss) (ZAR million) (US$ million)
Sep 2012 Qtr
173.7
21.1
Jun 2012 Qtr 114.8 13.8
Capital expenditure (ZAR million) (US$ million)
Sep 2012 Qtr
79.6
9.7
Jun 2012 Qtr 82.5 10.3
CONTINUING OPERATIONS CASH OPERATING COSTS RECONCILIATION
R million unless otherwise stated
Total cash costs
Sep 2012 Qtr
406.0
Jun 2012 Qtr 328.5
Movement in gold in process
Sep 2012 Qtr
(13.0)
Jun 2012 Qtr 24.1
Less: Assessment rates, rehabilitation and other
Sep 2012 Qtr
33.6
Jun 2012 Qtr 22.2
Less: Corporate and general administration costs
Sep 2012 Qtr
19.3
Jun 2012 Qtr 27.6
Cash operating costs
Sep 2012 Qtr
340.1
Jun 2012 Qtr 302.8
Gold produced (kg)
Sep 2012 Qtr
1 114
Jun 2012 Qtr 1 002
Total cash operating costs (R/kg)
Sep 2012 Qtr
305 265
Jun 2012 Qtr 302 221
Total cash operating costs (US$/oz)
Sep 2012 Qtr
1 151
Jun 2012 Qtr 1 161

DIRECTORS (*British)(**American)
Executives: DJ Pretorius (Chief executive ofﬁcer),
CC Barnes (Chief ﬁnancial ofﬁcer)
Independent non-executives: GC Campbell* (Non-executive chairman),
RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu
FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:
Tel:      +27 (0)11 470 2600 Fax: +27 (0)11 470 2618
Web:    http://www.drdgold.com

Quadrum Office Park - Building 1 - 50 Constantia Boulevard
Constantia Kloof Ext 28 - South Africa
PO Box 390 - Maraisburg 1700 - South Africa